EXHIBIT 18

April 9, 2015

Board of Directors and Shareholders
Walgreens Boots Alliance, Inc.
108 Wilmot Road
Deerfield, IL 60015
USA

To the Board of Directors and Shareholders of Walgreens Boots Alliance, Inc. (formerly, Walgreen Co.) (the “Company”):

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the
Securities and Exchange Commission for the quarter ended February 28, 2015, of the facts relating to a change in accounting principle related to the elimination of the three-month reporting lag for the equity method investment in Alliance Boots for current and prior reporting periods.  We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of Walgreens Boots Alliance, Inc. (formerly, Walgreen Co.) and its consolidated subsidiaries as of any date or for any period subsequent to August 31, 2014.  Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of the Company and its consolidated subsidiaries as of any date or for any period subsequent to August 31, 2014.

Yours truly,

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois